EXHIBIT 4.2

PROLONG INTERNATIONAL CORPORATION

STOCK OPTION AGREEMENT

Type of Option (check one):  ☐  Incentive                ☐  Nonqualified

This Stock Option Agreement (the “Agreement”) is entered into as of                 , 200_, by and between PROLONG INTERNATIONAL CORPORATION, a Nevada corporation (the “Company”) and                                                                       (the “Optionee”) pursuant to the Company’s Amended and Restated 1997 Stock Incentive Plan (the “Plan”).

1.    Grant of Option.    The Company hereby grants to Optionee an option (the “Option”) to purchase all or any portion of a total of                                                                   (            ) shares (the “Shares”) of the Common Stock of the Company at a purchase price of                                                               ($            ) per share (the “Exercise Price”), subject to the terms and conditions set forth herein and the provisions of the Plan. If the box marked “Incentive” above is checked, then this Option is intended to qualify as an “incentive stock option” as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). If this Option fails in whole or in part to qualify as an incentive stock option, or if the box marked “Nonqualified” is checked, then this Option shall to that extent constitute a nonqualified stock option.

2.    Vesting of Option.    The right to exercise this Option shall vest in installments, in the amounts and on the dates set forth below, provided that Optionee remains in the “Continuous Service” (as defined in Section 3 below) of the Company as of the date of vesting:

(a)  From and after the date of this Agreement (the “Vesting Commencement Date”) and until one (1) year from the Vesting Commencement Date, the option may not be exercised as to any of the Shares subject to the Option;

(b) one-fifth, or 20%, of the number of Shares subject to this Option (rounded to the nearest whole number) shall vest on the first anniversary of the Vesting Commencement Date;

(c) an additional one-fifth, or 20%, of the number of Shares subject to this Option (rounded to the nearest whole number) shall vest annually thereafter for three (3) successive years, commencing on the date that is one year after the first anniversary of the Vesting Commencement Date and continuing on the same date of each annual period thereafter; and

(d) the remaining Shares subject to this Option shall vest on the fifth anniversary of the Vesting Commencement Date.

No additional shares shall vest after the date of termination of Optionee’s Continuous Service, but this Option shall continue to be exercisable in accordance with Section 3 hereof with respect to that number of shares that have vested as of the date of termination of Optionee’s Continuous Service.

3.    Term of Option.    Optionee’s right to exercise this Option shall terminate upon the first to occur of the following:

(a)  the expiration of ten (10) years from the date of this Agreement;

(b)  the expiration of one (1) month from the date of termination of Optionee’s Continuous Service if such termination occurs for any reason other than permanent disability or death; provided, however, that if Optionee dies during such one-month period the provisions of Section 3(d) below shall apply;

(c)  the expiration of one (1) year from the date of termination of Optionee’s continuous service if such termination is due to permanent disability of Optionee (as defined in Section 22(e)(3) of the Code);

(d)  the expiration of one (1) year from the date of termination of Optionee’s Continuous Service if such termination is due to Optionee’s death or if death occurs during the one-month period following termination of Optionee’s Continuous Service pursuant to Section 3(b) above; or

(e)  upon the consummation of a “Change in Control” (as defined in Section 2.4 of the Plan), unless otherwise provided pursuant to Section 11 below.

As used herein, the term “Continuous Service” means (i) employment by either the Company or any parent or subsidiary corporation of the Company, or by a corporation or a parent or subsidiary of a corporation issuing or assuming a stock option in a transaction to which Section 424(a) of the Code applies, which is uninterrupted except for vacations, illness (except for permanent disability, as defined in Section 22(e)(3) of the Code), or leaves of absence which are approved in writing by the Company or any of such other employer corporations, if applicable, (ii) service as a member of the Board of Directors of the Company until Optionee resigns, is removed from office, or Optionee’s term of office expires and he or she is not reelected, or (iii) so long as Optionee is engaged as a consultant or service provider to the Company or other corporation referred to in clause (i) above.

4.    Exercise of Option.    On or after the vesting of any portion of this Option in accordance with Sections 2 or 11 hereof, and until termination of the right to exercise this Option in accordance with Section 3 above, the portion of this Option which has vested may be exercised in whole or in part by the Optionee (or, after his or her death, by the person designated in Section 5 below) upon delivery of the following to the Company at its principal executive offices:

(a)  a written notice of exercise which identifies this Agreement and states the number of Shares then being purchased (but no fractional Shares may be purchased);

(b)  a check or cash in the amount of the Exercise Price (or payment of the Exercise Price in such other form of lawful consideration as the Administrator may approve from time to time under the provisions of Section 5.3 of the Plan);

(c)  a check or cash in the amount reasonably requested by the Company to satisfy the Company’s withholding obligations under federal, state or other applicable tax laws with respect to the taxable income, if any, recognized by the Optionee in connection with the exercise of this Option (unless the Company and Optionee shall have made other arrangements for deductions or withholding from Optionee’s wages, bonus or other compensation payable to Optionee, or by the withholding of Shares issuable upon exercise of this Option or the delivery of Shares owned by the Optionee in accordance with Section 1 0.1 of the Plan, provided such arrangements satisfy the requirements of applicable tax laws); and

(d)  a letter, if requested by the Company, in such form and substance as the Company may require, setting forth the investment intent of the Optionee, or person designated in Section 5 below, as the case may be.

5.    Death of Optionee; No Assignment.    The rights of the Optionee under this Agreement may not be assigned or transferred except by will or by the laws of descent and distribution, and may be exercised during the lifetime of the Optionee only by such Optionee. Any attempt to sell, pledge, assign, hypothecate, transfer or dispose of this Option in contravention of this Agreement or the Plan shall be void and shall have no effect. If the Optionee’s Continuous Service terminates as a result of his or her death, and provided Optionee’s rights hereunder shall have vested pursuant to Section 2 hereof, Optionee’s legal representative, his or her legatee, or the person who acquired the right to exercise this Option by reason of the death of the Optionee (individually, a “Successor”) shall succeed to the Optionee’s rights and obligations under this Agreement. After the death of the Optionee, only a Successor may exercise this Option.

6.    Representation and Warranty of Optionee.    Optionee acknowledges receipt of a copy of the Plan and understands that all rights and obligations connected with this Option are set forth in this Agreement and in the Plan.

7.    Intentionally Omitted.

8.    Intentionally Omitted.

9.    Intentionally Omitted.

10.    Adjustments Upon Changes in Capital Structure.    In the event that the outstanding shares of Common Stock of the Company are hereafter increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of a recapitalization, stock split, combination of shares, reclassification, stock dividend or other change in the capital structure of the Company, then appropriate adjustment shall be made by the Administrator to the number of Shares subject to the unexercised portion of this Option and to the Exercise Price per share, in order to preserve, as nearly as practical, but not to increase, the benefits of the Optionee under this Option, in accordance with the provisions of Section 4.2 of the Plan.

11.    Change in Control.    In order to preserve the Optionee’s rights in the event of a Change in Control of the Company, (i) the time period relating to the exercise of the Option shall automatically accelerate immediately prior to the consummation of such Change in Control, if the Administrator does not take the action described in subitem (C) of this Section 11, and if such action is taken, automatic acceleration shall then occur if, within twelve (12) months of the consummation of a Change in Control, the Optionee’s Continuous Service is terminated without Cause or pursuant to the Optionee’s voluntary termination for Good Reason, and (ii) with respect to the Option, the Administrator in its discretion may, take one or more of the following actions: (A) provide for the purchase or exchange of the Option for an amount of cash or other property having a value equal to the difference, or spread, between (x) the value of the cash or other property that the Optionee would have received pursuant to such Change in Control transaction in exchange for the shares issuable upon exercise of the Option had the Option been exercised immediately prior to such Change in Control transaction and (y) the Exercise Price of the Option, (B) adjust the terms of the Option in a manner determined by the Administrator to reflect the Change in Control, (C) cause the Option to be assumed, or new rights substituted therefor, by another entity, through the continuance of the Plan and the assumption of the Option, or the substitution for the Options of new options and new rights to purchase of comparable value covering shares of a successor corporation, with appropriate adjustments as to the number and kind of shares and Exercise Price, in which event the Plan and the Option, or the new options and rights to purchase substituted therefor, shall continue in the manner and under the terms hereof, or (D) make such other provision as the Administrator may consider equitable. If the Administrator does not take any of the forgoing actions, the Option shall terminate upon the consummation of the Change in Control and the Administrator shall cause written notice of the proposed transaction to be given to all Optionees not less than fifteen (15) days prior to the anticipated effective date of the proposed transaction.

12.    No Employment Contract Created.    Neither the granting of this Option nor the exercise hereof shall be construed as granting to the Optionee any right with respect to continuance of employment by the Company or any of its subsidiaries. The right of the Company or any of its subsidiaries to terminate at will the Optionee’s employment at any time (whether by dismissal, discharge or otherwise), with or without cause, is specifically reserved.

13.    Rights as Shareholder.    The Optionee (or transferee of this option by will or by the laws of descent and distribution) shall have no rights as a shareholder with respect to any Shares covered by this Option until the date of the issuance of a stock certificate or certificates to him or her for such Shares, notwithstanding the exercise of this Option.

14.    “Market Stand-Off” Agreement.    Optionee agrees that, if requested by the Company or the managing underwriter of any proposed public offering of the Company’s securities, Optionee will not sell or otherwise transfer or dispose of any Shares held by Optionee without the prior written consent of the Company or such underwriter, as the case may be, during such period of time, not to exceed 180 days following the effective date of the registration statement filed by the Company with respect to such offering, as the Company or the underwriter may specify.

15.    Interpretation.    This Option is granted pursuant to the terms of the Plan, and shall in all respects be interpreted in accordance therewith. The Administrator shall interpret and construe this Option and the Plan, and any action, decision, interpretation or determination made in good faith by the Administrator shall be final and binding on the Company and the Optionee. As used in this Agreement, the term “Administrator” shall refer to the committee of the Board of Directors of the Company appointed to administer the Plan, and if no such committee has been appointed, the term Administrator shall mean the Board of Directors.

16.    Notices.    Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed given when delivered personally or three (3) days after being deposited in the United States mail, as certified or registered mail, with postage prepaid, and addressed, if to the Company, at its principal place of business, Attention: the Chief Financial Officer, and if to the Optionee, at his or her most recent address as shown in the employment or stock records of the Company.

17.    Annual and Other Periodic Reports.    During the term of this Agreement, the

Company will furnish to the Optionee copies of all annual and other periodic financial and informational reports that the Company distributes generally to its shareholders.

18.    Governing Law.    The validity, construction, interpretation, and effect of this Option shall be governed by and determined in accordance with the laws of the State of California.

19.    Severability.    Should any provision or portion of this Agreement be held to be unenforceable or invalid for any reason, the remaining provisions and portions of this Agreement shall be unaffected by such holding.

20.    Counterparts.    This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be deemed one instrument.

21.    California Corporate Securities Law.    The sale of the shares that are the subject of this Agreement has not been qualified with the Commissioner of Corporations of the State of California and the issuance of such shares or the payment or receipt of any part of the consideration therefor prior to such qualification is unlawful, unless the sale of such shares is exempt from such qualification by Section 25100, 25102 or 25105 of the California Corporate Securities Law of 1968, as amended. The rights of all parties to this Agreement are expressly conditioned upon such qualification being obtained, unless the sale is so exempt.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

PROLONG INTERNATIONAL CORPORATION	“OPTIONEE”

By:
Name:	(Signature)
Title:	(Type or print name)